Exhibit 99.1

Date: December 05, 2022
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Undertakes A$13 Million Institutional Placement; Increasing Cash to Fund Clinical Programs into 2025

Highlights:

●	Firm commitments received for a A$13M institutional Placement

●	Incannex will have a pro-forma cash position of ~A$45M on completion of the Placement

●	The Placement was undertaken by a small consortium of international funds

●	Increased funding ensures that the Company’s expansive clinical development pipeline will be fully funded into 2025, with only 4.2% equity dilution

●	Each participant to the Placement will be offered one New Option for no additional consideration for every New Share issued under the Placement.

Melbourne, Australia, December 05, 2022 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a clinical-stage pharmaceutical company developing medicinal cannabinoid and psychedelic therapies for unmet medical needs, is pleased to announce that it has undertaken an institutional placement totalling approximately A$13M at $0.205 per share (Placement).

The Placement was undertaken by a small consortium of U.S. and international investors with significant healthcare experience. Collectively, the consortium has extensive experience in providing long term support to emerging healthcare companies in the U.S., Europe, and Asia.

The funds raised under the Placement will be applied to continued research and development of Incannex drug candidates, including the candidates acquired as part of the acquisition of APIRx Pharmaceuticals. Funds will also be applied to general working capital, offer costs and corporate development.

Placement funds, in addition to existing cash reserves and an expected R&D rebate total a pro-forma cash position of ~A$45M, ensuring that the Company’s expansive pipeline of clinical development programs will be fully funded into 2025.

Placement Details

Under the terms of the Placement, the Company proposes to issue approximately 63.4 million new fully paid ordinary shares (New Shares) to Placement subscribers at a price of A$0.205 per share, which represents a 10.9% discount to the last closing price of A$0.23 and representing approximately 4.2% of IHL’s existing issued capital. New shares issued under the Placement will rank equally with existing IHL shares.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: December 05, 2022
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

For every one (1) New Shares subscribed for under the Placement, Incannex intends to issue one (1) free attaching option (New Option) – a total of 63.4 million New Options offered to Placement Subscribers. The New Options will have an exercise price of A$0.285 and will expire on 31 December 2025 and will be exercisable at any time up to and including the expiry date.

The New Options offer will be set out in a prospectus (Prospectus). Only participants to the Placement will be offered New Options. The New Options issued under the Placement will provide a further A$18.1 million in funding, if fully exercised. The Placement is being conducted under Incannex’s existing Placement capacity pursuant to ASX Listing Rule 7.1.

Key dates

Announcement of Placement	Monday, 5 December 2022
Lodgement of Prospectus for the Offer of Placement Options with ASX and ASIC	Monday, 5 December 2022
Opening Date for the Offer of Placement Options	Monday, 5 December 2022
Closing Date for the Offer of Placement Options	9:00am (Melbourne time) on Thursday, 8 December 2022
Issue of Placement Shares and Placement Options, dispatch of new holding statements and Quotation of Placement Shares on ASX	Friday, 9 December 2022

The Company reserves the right to amend the above timetable, at its discretion, including for the purposes of any Australian Securities and Investments Commission (ASIC) and ASX requirements.

This announcement has been approved by the Incannex Board of Directors.

END

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: December 05, 2022
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Not an offer in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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